EMPLOYMENT TERMINATION AGREEMENT AND RELEASE

PAPERCLIP  SOFTWARE, INC. (the "Company"),  and  SOL
ROSENBERG ("Rosenberg") hereby agree as follows:

1. The Company hereby terminates without "cause" Rosenberg's employment effective May 15, 1997. Rosenberg agrees to cooperate with the Company in the transition of his duties (without additional compensation except as provided in this Agreement and Release). The parties also agree that the Employment Agreement dated as of May 1, 1995, between the Company and Rosenberg is terminated as of May 15, 1997; provided however, that the parties agree that the provisions of Section 6(b),(c) and (d) of the Employment Agreement survive such termination.

2. The Company shall pay to Rosenberg a severance payment of $120,000, subject to withholdings required by law. The severance payment shall be paid in bi-weekly installments of $5000 with the Company's regular payroll payments; provided, however, that any remaining balance shall be paid in full within 5 business days of the closing of the Asset Purchase Agreement dated April 15, 1997, between the Company and Access Solutions International, Inc. ("Access").

3. The Company shall continue to provide its current health care coverage for Rosenberg until such coverage is obtained by him elsewhere, or until July 1, 1997, whichever is sooner. Following that date, the Company will respect Rosenberg's rights, if any, to continued medical coverage at his own expense under the Consolidated Omnibus Budget Reconciliation Act (COBRA).

4. Rosenberg hereby assigns and agrees to assign any works, ideas and inventions developed by him for the Company during the term of his employment, and shall, at the Company's expense, assist the Company in every possible way to protect such ideas and inventions, including but not limited to signing patent and/or copyright applications, oaths and assignments in favor of the Company relating to such works, ideas and inventions both in the United States and in any and all foreign countries.

5. Rosenberg agrees that for the period from April 15, 1997 through December 31, 1997, he will not, without the prior written consent of the Company (which consent shall not unreasonably be withheld), directly or indirectly, whether as an officer, director, shareholder, partner, proprietor, associate, employee, representative, agent, salesperson, consultant, distributor or otherwise, develop, market or sell, or assist the companies Filenet, Optika, Compulink, Mosaix, Keyfile, Metafile, TASC, Bluebird Technologies, Imnet Systems, Novasoft Systems, Westbrook Technology or any other of their respective successors, assigns or affiliates, to develop, market or sell, any software products that compete directly with those sold by the Company on the date of this Agreement. Nothing in the preceding sentence shall prohibit Rosenberg from owning as a passive investor up to 5% of the shares of any such company.

6. The execution of this Agreement shall not be construed as an admission of a violation of any statute or law or breach of any duty or obligation by either the Company or Rosenberg.

7. This Agreement is confidential and shall not be made public by either the Company or Rosenberg except as required by law or if necessary in order to enforce this Agreement.
Rosenberg may disclose this agreement for purposes of securing new employment or business.

8. In consideration of the foregoing, Rosenberg hereby releases and forever discharges the Company, Access and their respective present and former officers, directors, employees, agents, partners, subsidiaries, successors and assigns from any and all liabilities, causes of action, debts, claims and demands both in law and in equity known or unknown, fixed or contingent, which he may have or claim to have based upon or in any way related to employment or termination of employment with the Company except for claims made by any third party against Rosenberg for any acts or ommission(s) or the like (excluding criminal or fraudulent acts or ommissions) committed by Rosenberg during the term of his employment and within the scope of his employment duties and hereby covenants not to file a lawsuit or charge to assert such claims except in enforcing terms of this agreement; provided, however, that Rosenberg does not release any claim for breach of this agreement. This includes but is not limited to claims arising under federal, state or local laws prohibiting employment discrimination, including specifically the Age Discrimination in Employment Act of 1967, as amended ("ADEA"), or claims growing out of any legal restrictions on the Company's right to terminate its employees.

9. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

10. Rosenberg understands that various State and Federal laws prohibit employment discrimination based on age, sex, race, color, national origin, religion, handicap or veteran status. These laws are enforced through the Equal Employment Opportunity Commission (EEOC), Department of Labor and state human rights agencies. Rosenberg acknowledges that he has been advised by the Company to discuss this Agreement with his attorney and has been encouraged to take this Agreement and Release home for up to twenty-one days so he can thoroughly review and understand the effect of this release before acting on it.

11. Rosenberg has carefully read and fully understands all of the provisions of this Agreement and Release which sets forth the entire understanding between him and the Company. This Agreement may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. Rosenberg acknowledges that he has not relied upon any representation or statement, written or oral, not set forth in this document.

12. Rosenberg may revoke his agreement to the terms hereof at any time during the seven-day period immediately following the date of his signature below ("revocation period") by delivering written notice of his revocation to the Company. This Agreement shall become effective upon the expiration of the revocation period.

13. Rosenberg acknowledges that the Company has entered into an Asset Purchase Agreement with Access, pursuant to which Access may acquire certain assets and liabilities of the Company upon the satisfaction of certain conditions. Rosenberg agrees that this Agreement will be assigned by the Company to Access and may be enforced under the terms of the Asset Purchase Agreement.

14. The provisions of paragraphs 4 and 8 shall not come into force until Rosenberg has been paid in full under the provisions of paragraph 2.

15. Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey (without regard to conflict of laws rules).

16. The parties have executed this Agreement as indicated by their signatures.

17. This Agreement may not be amended except by a writing signed by the party against whom such amendment is sought to be enforced. This Agreement shall be binding upon the parties and their successors.


PAPERCLIP SOFTWARE, INC.


By: /s/William Weiss             /s/Sol Rosenberg
    William Weiss, CEO           Sol Rosenberg


Access Solutions International, Inc.

By:  /s/Robert H. Stone
       Robert H. Stone, President & CEO

Dated: June 18, 1997